Exhibit 7

PRIVILEGED & CONFIDENTIAL

January 30, 2020

Board of Directors
Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532 USA

Attention:	Troy A. Clarke
Chairman, President and CEO

Subject: Proposal

Gentlemen:

On behalf of TRATON SE (“TRATON”), we would like to emphasize how honored we are to be part of the continued growth and development of Navistar International Corporation (“Navistar” or the “Company”).

More specifically, TRATON is very pleased with the progress and execution of its evolving relationship with Navistar in two key complementary areas of cooperation:

1.	Our purchasing joint venture and related activities have already created significant value for Navistar and its stockholders through the optimization of purchasing terms and conditions based on TRATON’s global volumes; and

2.	The integration of TRATON’s leading engine technologies in your new range of truck products and our collaboration in various fields of technology shows signs of real promise.

However, as you know, the global commercial vehicle market is extremely competitive. We both face an increasing number of highly efficient competitors in various markets across the world. In addition, the combination of regulatory change and technology developments are forcing OEMs to commit very heavy investments to prepare for the future, ranging from new forms of propulsion, autonomous driving technology, as well as connectivity and new business models. Therefore, to reach the next level of performance, TRATON believes that it is in our mutual interest to explore a potential next step. Having systematically reviewed the various alternatives, TRATON’s management and its board have concluded that the logical outcome is the full acquisition of Navistar on mutually acceptable terms and conditions.

As a practical matter, while we see great potential in a combination, TRATON is acting from a position of strength. We have a strong portfolio of leading brands and products, a global footprint, deep and beneficial partnerships, and an organization committed to excellence across a range of operational and financial metrics. We are experienced on the international stage and have supportive controlling shareholders. In summary, TRATON is well positioned for this next step with Navistar.

Next Step Proposal

In light of the foregoing, TRATON hereby respectfully proposes to acquire all outstanding shares of common stock of Navistar not already owned by TRATON at a price of USD 35 per share, in cash.

We believe this Proposal offers an attractive premium to Navistar shareholders and fully reflects the intrinsic value of Company’s business and the incremental benefits of the combination.

Specifically, the price represents:

•	A premium of 45% over the Company’s closing share price of USD 24.11 on January 29, 2020 (source: Bloomberg);

•	A premium of 19% over the Company’s 90-day Volume Weighted Average Price of USD 29.40 as at January 29, 2020 (source: Bloomberg).

Furthermore, the all-cash nature of our Proposal provides Navistar’s shareholders with certainty of value, eliminating exposure to the broader economic cycle and stand-alone execution risks.

Financing

The acquisition consideration would be 100% cash, to be paid at closing. The Proposal is not subject to any financing contingency.

Due Diligence and Next Steps

As is the ordinary course, our Proposal is subject to due diligence, as well the negotiation of a definitive merger agreement and support agreements with your major stockholders and satisfaction of the conditions to be set forth therein. We are preparing drafts of definitive documentation that we can provide to you at the appropriate time. We are confident that it would be possible to finalize definitive documentation in an expedited manner.

Approvals and Disclosure

Our Proposal has been reviewed and approved by the highest level of executive management, the Management Boards (Vorstand) and Supervisory Boards (Aufsichtsrat) of both TRATON and the parent company of Volkswagen Group, Volkswagen Aktiengesellschaft (“Volkswagen”).

The execution of definitive agreements and the actions taken pursuant thereto would be subject to the approval of the Management Board and the Supervisory Board of TRATON and Volkswagen. An approval by TRATON’s shareholders’ meeting will not be a condition in the transaction documentation.

In addition, we expect the proposed transaction to be subject to antitrust and other regulatory filings and waiting periods. We are prepared and would be happy to meet with Navistar’s counsel to address any regulatory questions or concerns they may have.

To ensure that our respective shareholders are fully informed about this Proposal, in addition to complying with our disclosure obligations in Germany and Sweden, our intention is to amend our Schedule 13D filing with respect to shares of Navistar and publicly release the text of this letter.

For the avoidance of doubt, while TRATON is highly interested in and very much looks forward to this proposed next step transaction, as a stockholder of Navistar, we confirm that we would not vote our Navistar shares in favor of or otherwise support any alternative transaction.

In addition, the Next Step Proposal in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Timing

We expect that it would be possible to close the transaction by the end of 2020.

Our entire team looks forward to working with the Board of Directors and its legal and financial advisors to complete a transaction that is attractive to Navistar’s non-TRATON shareholders. Should you have any questions regarding this Proposal or should wish to discuss further our interest in pursuing the transaction, please contact:

•	TRATON SE:

o	Christian Schulz, CFO, E-mail: christian.schulz@traton.com

o	Dr. Klaus Schartel, General Counsel, E-mail: klaus.schartel@traton.com

•	Counsel: George R. Bason, Jr. and Michael Davis, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017, office: (212) 450-4340/ (212)-450-4184, E-mail: george.bason@davispolk.com / michael.davis@davispolk.com

Very truly yours,

TRATON SE

/s/ Andreas Renschler	/s/ Christian Schulz

Andreas Renschler, CEO	Christian Schulz, CFO

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